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SEC MAIL PROCESSING SECTION RECEIVED MAR 0 1 2002 WASH. D.C. 354

SEC FILE NUMBER
8-41354

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/00 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

E*TRADE Institutional Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 Madison Avenue - 35th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Ehrlich (212) 826-8737
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) New York (State) 10281-1438 (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 5 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

E*TRADE INSTITUTIONAL SECURITIES, INC.

TABLE OF CONTENTS

This report contains (check all applicable boxes): **Page**

AFFIRMATION

We, R. Jarrett Lilien and Stephen Ehrlich, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to E*TRADE Institutional Securities, Inc. for the fifteen months ended December 31,2001, are true and correct, and such financial statements and supplemental schedules will be made available promptly to all members and allied members of the New York Stock Exchange, Inc. in our organization. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature Date 2-28-02

Managing Member
Title

Signature Date 2-28-02

Managing Member
Title

Notary Public

BRITT-KARIN OLIVER
Notary Public, State of New York
No. 01OL6004337
Qualified in New York County
Certificate filed in New York County
Commission Expires March 23, 2006

E*TRADE INSTITUTIONAL SECURITIES, INC.

(SEC I.D. No. 8-41354)


RECEIVED
MAR 0 1 2002
354
SECTION

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2001
AND INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 and Regulation 1.10 (g) under the Commodity Exchange Act as a Public Document

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
E*TRADE Institutional Securities, Inc.

We have audited the accompanying statement of financial condition of E*TRADE Institutional Securities, Inc. (the "Company") as of December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of E*TRADE Institutional Securities, Inc. at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

January 25, 2002


Deloitte
Touche
Tohmatsu

E*TRADE INSTITUTIONAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS	
CASH	$ 4,808,886
CASH SEGREGATED FOR REGULATORY PURPOSES	150,000
RECEIVABLE FROM AND DEPOSITS WITH CLEARING BROKERS	5,672,440
RECEIVABLE FROM PARENT	1,446,433
OTHER ASSETS	106,689
TOTAL ASSETS	$ 12,184,448
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Commission payable	$ 1,147,886
Accounts payable, accrued expenses and other liabilities	1,022,802
Execution costs payable	251,226
Total liabilities	2,421,914
STOCKHOLDER'S EQUITY:	
Common stock, no par value; 200 shares authorized, issued and outstanding	-
Additional paid-in capital	4,701,940
Retained earnings	5,060,594
Total stockholder's equity	9,762,534
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 12,184,448

See notes to the statement of financial condition.

E*TRADE INSTITUTIONAL SECURITIES, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

1. ORGANIZATION

E*TRADE Institutional Securities, Inc. (the "Company") is a wholly-owned subsidiary of E*TRADE Institutional Holdings, Inc. (the "Parent"), which is owned by TIR Holdings Limited ("Holdings"), a Cayman Islands company. Holdings is a wholly-owned subsidiary of E*TRADE Group, Inc. ("E*TRADE").

The Company is a registered broker and dealer under the Securities Exchange Act of 1934 and is a member of The New York Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Additionally, the Company is a registered introducing broker under the Commodity Exchange Act and a member of the National Futures Association. The Company provides third-party independent research to institutional investors. Compensation for such services is received through commissions on securities and futures transactions.

All securities transactions are introduced and cleared on a fully disclosed basis through clearing brokers. The Company is exempt from the Section 4d(2) of the Commodity Exchange Act. The Company pays the clearing broker for clearing expenses in accordance with terms specified under clearing arrangements.

During 2000, the Company changed its fiscal year-end from September 30 to December 31, thereby conforming to the fiscal year-end of E*TRADE. The Company received all necessary regulatory approvals for changing its fiscal year-end.

2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The statement of financial condition is presented in accordance with accounting principles generally accepted in the United States of America and prevailing industry practices.

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, *Accounting for Derivative Instruments and Hedging Activities,* which was later amended by SFAS No. 138. The effective date of SFAS No. 133 is now for fiscal years beginning after June 15, 2000. Effective January 1, 2001, the Company adopted this statement. The adoption of this statement had no impact on the statement of financial condition of the Company.

In September 2000, the FASB issued SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities-* a Replacement of FASB Statement No. 125. SFAS No. 140 is effective for transfers occurring after March 31, 2001 and for disclosures relating to securitization transactions and collateral for fiscal years ended December 15, 2000. The adoption of the Statement had no impact on the statement of financial condition of the Company.

Receivable from and deposits with the clearing brokers represents amounts due and deposits with the clearing broker in connection with the clearance of customer transactions.

Securities commission revenues and related expenses are accrued on a trade date basis.

Soft dollar arrangements are accounted for on an accrual basis based on commissions earned.

Certain assets denominated in foreign currencies are translated to U.S. dollars using exchange rates at month-end. Foreign translation gains and losses are settled with the Parent through the intercompany account under an informal arrangement.

The preparation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2001. Actual amounts could differ from the estimates included in the statement of financial condition.

3. TRANSACTIONS WITH RELATED PARTIES

The Parent pays for independently originated research on behalf of the Company's customers and is reimbursed by the Company as trades are executed. The Company records purchased research expenses simultaneously with the related commission income. Additionally, the Parent is exposed to the risk of loss associated with any shortfall of commissions versus purchased research, for which it is compensated by the Company via a surcharge of 1% to 3% on total purchased research paid by the Parent. The Company derives a portion of its commission revenue from executing securities transactions on behalf of affiliated companies. Receivable from Parent of $1,446,433 represents the net effect of various transactions with the Parent.

The Company has a management fee arrangement with Holdings under which certain overhead expenses incurred by Holdings, specifically depreciation of fixed assets and professional fees, are allocated and charged to the Company. The Company clears trades through an affiliated entity, E*Trade Securities, Inc. ("ETSI"), a clearing broker. $2,182,134 is included in Receivable from and deposits with the clearing brokers on the statement of financial condition. Unpaid amounts at December 31, 2001 of $22,600 are included in clearing costs payable which is a component of Accounts payable, accrued expenses, and other liabilities on the statement of financial condition.

During the current year, the Parent agreed to forgive $3.46 million of debt which related to taxes. The Company decreased its payable to Parent and increased its additional paid-in capital in the statement of financial condition by this amount.

4. INCOME TAXES

The Company's operating results are included in the consolidated Federal and combined state and local income tax returns with its Parent. Under an informal tax sharing arrangement, the Company computes its income taxes on a separate company basis. Related income taxes payable to the Parent under this arrangement are netted with Receivable from Parent.

At December 31, 2001, there are no material temporary differences that would require a deferred tax asset or liability to be recorded.

5. OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, securities transactions of customers of the Company are introduced and cleared through clearing brokers. Pursuant to agreements between the Company and its clearing

brokers, the clearing brokers have the right to charge the Company for unsecured losses that result from a customer's failure to complete such transactions. The Company seeks to control the credit risk of nonperformance by its customers by evaluating the creditworthiness of its customers and by reviewing their trading activity on a periodic basis.

Substantially all cash and cash segregated for regulatory purposes are on deposit with a major money center bank.

Receivable from and deposits with clearing broker represents a concentration of credit risk and relates to fees receivable from securities transactions cleared predominantly through four clearing brokers.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 ("Rule 15c3-1") which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 6.67% of aggregate indebtedness, as defined. Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. The Company is also subject to the Commodity Futures Trading Commission ("CFTC") Regulation 1.17 which requires the maintenance of net capital of 4% of the funds required to be segregated in accordance with Section 4d(2) of the Commodities Exchange Act or $30,000, whichever is greater. The Company is required to maintain net capital in accordance with Rule 15c3-1 or CTFC Regulation 1.17, whichever is greater. At December 31, 2001, the higher net capital requirement was Rule 15c3-1. At December 31, 2001, the Company had net capital of $6,406,892 which was $6,156,892 in excess of the required amount of $250,000. The ratio of aggregate indebtedness to net capital was 0.37 to 1.

7. CASH SEGREGATED PURSUANT TO SEC RULE 15c3-3

The Company has segregated cash of $150,000 in a special reserve bank account for the benefit of customers which is in excess of the required $32,383 computed in accordance with Rule 15c3-3 under the Securities Exchange Act of 1934.

* * * * * *

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche

January 25, 2002

E*TRADE Institutional Securities, Inc.
535 Madison Avenue
New York, New York 10022

Dear Sirs/Madams:

In planning and performing our audit of the financial statements of E*TRADE Institutional Securities, Inc. (the "Company") for the fifteen months ended December 31, 2001 (on which we issued our report dated January 25, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934 and Regulation1.16 under the Commodity Exchange Act, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16: (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the daily computations of the segregation requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act as the Company does not carry customers' regulated commodity futures, foreign futures, or foreign options accounts.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's and the Commodity Futures Trading Commission's (the "Commissions") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.


Deloitte
Touche
Tohmatsu

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commissions' objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., the Commodity Futures Trading Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 under the Commodity Exchange Act in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP